Contact

www.linkedin.com/in/
tracydennistiwary (LinkedIn)

Top Skills

Psychology

Neuroscience

Clinical Research

Publications

Taking Away the Phones Won't
Solve Our Teenagers' Problems

Tracy Dennis-Tiwary

Co-founder and CSO at Arcade Therapeutics & Author of Future
Tense: Why Anxiety is Good for You (Even Though it Feels Bad)
New York City Metropolitan Area

Summary

Tracy A. Dennis-Tiwary, Ph.D. is a researcher, entrepreneur, and
author of the book Future Tense: Why Anxiety is Good for You (Even
Though it Feels Bad; HarperCollins). She is Co-Founder and CSO
of Arcade Therapeutics, a science-first game studio dedicated to
treating mental illness by combining the most cutting-edge cognitive
neuroscience with engaging games. Arcade's mission is to radically
transform the mental health journey through highly accessible,
clinically validated therapeutic games that are as fun as they are
effective. She is a professor of psychology and neuroscience and
Director of the Emotion Regulation Lab at The City University of New
York. She has published over 100 scientific articles and delivered
over 400 invited and scientific presentations, and served as an
advisor for media outlets such as ABC and Universal Kids, and
technology innovators, including 'lilspace and The National Day of
Unplugging. She has been featured in the New York Times, ABC
Special Report "Screentime" with Diane Sawyer, Wall Street Journal,
CBS, CNN, NPR, The Today Show, and Bloomberg Television. She
regularly writes for the Washington Post Well+Being column and for
Psychology Today. You can read more about her work at https://
www.drtracyphd.com/ and book her for speaking engagements at
https://thelavinagency.com/speakers/tracy-dennis-tiwary/

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Experience

Arcade Therapeutics
5 years 5 months

Co-Founder & CSO
February 2019 - Present (5 years 5 months)
New York, New York, United States

Co-founder and CSO
January 2021 - February 2023 (2 years 2 months)

Co-Founder
June 2019 - January 2021 (1 year 8 months)
Greater New York City Area

Wise Therapeutics transforms breakthrough science into accessible and engaging digital therapeutics. Scientific evidence is the cornerstone of Wise Therapeutics. In addition to Personal Zen, which targets stress and anxiety, a range of products addressing important behavioral health issues including workplace stress, addiction, and depression are in the research pipeline. In addition to our evidence base, we strive to reduce barriers to treatment by making products that are highly accessible and easy to use.

City University of New York
Professor
September 2003 - Present (20 years 10 months)
New York, NY

Hunter College Center for Health Technology
Co-Executive Director
October 2018 - February 2023 (4 years 5 months)
New York, NY

Our mission is to connect researchers, community stake holders, and technology innovators, and to focus on technology solutions that bridge the healthcare gap and reduce health disparities in NYC and beyond.

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Education

New York University School of Medicine
Postdoctoral Fellowship · (2003 - 2005)

Rutgers New Jersey Medical School
Clinical internship · (2000 - 2001)

Penn State University
Ph.D., Psychology · (1997 - 2002)

University of Rochester
Bachelor of Arts - BA, Psychology · (1991 - 1995)

Eastman School of Music
Music Performanc · (1991 - 1994)